Exhibit 99.1

(An exploration company)

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars – Unaudited)

	Note	At September 30 2021	At December 31 2020
Assets
Current assets:
Cash		$2,596	$15,361
Marketable securities	4	536	2,675
Accounts receivable		398	827
Prepaid expenses and deposits		1,240	785
		4,770	19,648
Non-current assets:
Restricted cash		165	165
Accounts receivable		50	-
Prepaid expenses and deposits		243	243
Property and equipment		1,340	1,222
Mineral property interests	5	160,649	160,772
		162,447	162,402
Total assets		$167,217	$182,050

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$5,359	$3,280
Lease liability	6	99	55
Flow-through share premium liability	7	3,531	7,644
Advances received for exploration	9a	127	316
Deferred share issuance proceeds	16	1,920	-
		11,036	11,295
Non-current liabilities:
Lease liability	6	385	193
Provision for site reclamation and closure	8	3,867	4,290
Total liabilities		$15,288	$15,778

Equity:
Share capital	10	$295,168	$294,710
Share option and warrant reserve	11	13,212	11,521
Deficit		(156,451)	(139,959)
Total equity		$151,929	$166,272
Total liabilities and equity		$167,217	$182,050

Going concern (note 1), Commitments (note 7 & 15)

Subsequent events (note 1, 4, 5 & 16)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	1

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts – Unaudited)
		Three months ended		Nine months ended
		September 30		September 30
	Note	2021	2020	2021	2020
Operating expenses:
Exploration and evaluation costs	9	$6,717	$352	$13,947	$1,097
Fees, salaries and other employee benefits	11	808	615	3,000	1,767
Insurance		179	103	444	266
Legal and professional fees		462	100	1,832	224
Marketing and investor relations		164	176	919	1,034
Office and administration		151	126	511	326
Regulatory and compliance costs		84	168	332	285
		8,565	1,640	21,015	4,999

Other expenses (income):
Unrealized net loss (gain) on marketable securities	4	169	27	911	(39)
Realized net loss on marketable securities	4	290	-	290	-
Amortization of flow-through share premium	7	(1,558)	-	(4,113)	(7)
Finance expense on bridge loan		-	10	-	259
Loss on bridge loan	15	-	66	-	225
Accretion	8	18	5	50	22
Interest expense on lease liability	6	24	-	75	-
Interest and other income		(4)	(14)	(33)	(65)
Foreign exchange loss		3	27	14	27
		(1,058)	121	(2,806)	422
Loss from continuing operations, before taxes		7,507	1,761	18,209	5,421
Income tax expense (recovery)	2	-	57	(1,717)	-
Loss from continuing operations		7,507	1,818	16,492	5,421
Loss from discontinued operations	3	-	1,644	-	3,490
Loss for the period		$7,507	$3,462	$16,492	$8,911

Other comprehensive loss (income), net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency loss (gain) on translation of foreign operations		-	19	-	(185)
Other comprehensive loss (income) for the period		-	19	-	(185)
Total comprehensive loss for the period		$7,507	$3,481	$16,492	$8,726
Loss per share from continuing operations:
Basic and diluted loss per share	14	$0.06	$0.02	$0.14	$0.08
Loss per share:
Basic and diluted loss per share	14	$0.06	$0.05	$0.14	$0.13

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts – Unaudited)
	Number of common shares(a)	Share capital	Share option and warrant reserve	Accumulated other comprehensive income	Deficit	Total
Balance at December 31, 2019	64,340,963	$129,413	$9,992	$22	$(102,604)	$36,823
Comprehensive loss for the period	-	-	-	185	(8,911)	(8,726)
Shares issued pursuant to offering, net of share issue costs	6,333,984	14,753	-	-	-	14,753
Shares issued upon conversion of Amended Bridge Loan	1,318,877	3,334	-	-	-	3,334
Shares issued pursuant to Alturas option	743,187	3,036	-	-	-	3,036
Share options exercised	1,428,525	5,046	(1,917)	-	-	3,129
Share-based compensation	-	-	653	-	-	653
Balance at September 30, 2020	74,165,536	$155,582	$8,728	$207	$(111,515)	$53,002

Balance at December 31, 2020	117,823,857	$294,710	$11,521	$-	$(139,959)	$166,272
Comprehensive loss for the period	-	-	-	-	(16,492)	(16,492)
Shares issued pursuant to the purchase of a royalty, net of share issue costs (note 5c)	328,767	293	-	-	-	293
Share options exercised (note 10,11)	5,834	6	(1)	-	-	5
Warrants exercised (note 10,11)	101,042	159	(12)	-	-	147
Share-based compensation (note 11)	-	-	1,704	-	-	1,704
Balance at September 30, 2021	118,259,500	$295,168	$13,212	$-	$(156,451)	$151,929

(a) Share information restated retroactively to reflect the share consolidation on October 9, 2020 (note 2).

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars – Unaudited)
		Three months ended		Nine months ended
		September 30		September 30
	Note	2021	2020	2021	2020
Operating activities:
Loss for the period from continuing operations		$(7,507)	$(1,818)	$(16,492)	$(5,421)
Adjusted for:
Interest and other income		(4)	(14)	(33)	(65)
Items not involving cash:
Unrealized net loss (gain) on marketable securities	4	169	27	911	(39)
Realized net loss on marketable securities	4	290	-	290	-
Depreciation		92	55	279	178
Amortization of flow-through share premium	7	(1,558)	-	(4,113)	(7)
Share-based compensation	11	171	82	1,704	459
Bridge loan expense	15	-	76	-	484
Accretion expense	6 & 8	42	5	125	22
Other		18	67	(1)	3
Changes in non-cash working capital	13	2,740	(2,191)	3,073	(2,033)
Cash used in operating activities, continuing operations		(5,547)	(3,711)	(14,257)	(6,419)
Cash used in operating activities, discontinued operations		-	(1,591)	-	(3,264)
Investing activities:
Interest received		4	14	33	65
Acquisition of Eastmain, net of cash acquired	3	-	4	(1,209)	-
Acquisition of Homestake Ridge royalty, net of fees	5	(107)	-	(107)	-
Proceeds from sale of marketable securities	4	938		938
Plant and equipment additions		(21)	-	(103)	-
Cash provided by (used in) investing activities, continuing operations		814	18	(448)	65
Cash (used in) investing activities, discontinued operations		-	(1,212)	-	(1,210)
Financing activities:
Lease payments	6	(43)	-	(132)	-
Funds received in advance of issuance of common shares	16	1,920	-	1,920	-
(Costs) Proceeds from issuance of common shares, net	10	-	(51)	-	14,753
Transaction costs on loan amendment		-	-	-	(5)
Interest paid		-	(64)	-	(64)
Proceeds from share option and warrant exercises	10	-	2,956	152	3,129
Cash provided by financing activities, continuing operations		1,877	2,841	1,940	17,813
Effect of foreign exchange rate changes on cash		-	(2)	-	-
(Decrease) increase in cash		(2,856)	(3,657)	(12,765)	6,985
Cash, beginning of the period		5,452	11,302	15,361	660
Cash, end of the period		$2,596	$7,645	$2,596	$7,645
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	4

Note 1: Nature of operations and Going Concern

Fury Gold Mines Limited (the “Company” or “Fury Gold”) is a Canadian-focused exploration company positioned in three prolific gold mining regions. The Company’s principal business activity is the acquisition and exploration of resource properties in Canada. At September 30, 2021, the Company had three principal projects: Eau Claire in Québec, Committee Bay in Nunavut, and Homestake Ridge in British Columbia. The Eau Claire project is viewed as the Company’s lead asset.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The registered office is 595 Burrard Street, Suite 2600, Vancouver, British Columbia (“BC”), V7X 1L3, and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

Acquisition of Eastmain and transfer of Peruvian exploration properties

On October 9, 2020, the Company acquired Eastmain Resources Inc. (“Eastmain”), including Eastmain’s principal asset, the 100%-owned Eau Claire gold project located in James Bay, Québec. Prior to October 9, 2020, the Company, formerly Auryn Resources Inc. (“Auryn”), also held secured rights to various mining concessions in southern Peru which included the Sombrero, Curibaya, and Huilacollo projects. These projects were transferred to two new companies, Tier One Silver Inc. and Sombrero Resources Inc. (collectively, the “Spincos”), as part of the arrangement agreement to acquire Eastmain (note 3).

Going Concern

As a company focused on the acquisition and exploration of mineral properties, the Company does not generate revenues and thus finances its activities through equity and debt financings. The Company has not yet determined whether its properties contain economically recoverable ore reserves. The Company’s mineral property interests recorded on its statement of financial position reflect historical acquisition costs incurred, and while the carrying values are assessed at each reporting period for indicators of impairment, their recoverability is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue exploration of these assets, and ultimately on future profitable operations or the sale of such mineral properties.

As at September 30, 2021, the Company had unrestricted cash of $2,596, including $1,920 of deferred share issuance proceeds (note 16) (December 31, 2020 – unrestricted cash of $15,361), working capital deficit of $6,266 (December 31, 2020 – working capital of $8,353), which the Company defines as current assets less current liabilities, and an accumulated deficit of $156,451 (December 31, 2020 – $139,959). During the three and nine months ended September 30, 2021, Fury Gold incurred a loss of $7,507 and $16,492 (three and nine months ended September 30, 2020 – $3,462 and $8,911), respectively, and expects to continue to incur operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

On October 13, 2021, the Company announced the completion of a previously announced non-brokered private placement for total gross proceeds of CAD$5,596 by issuing 7,461,450 units at a price of $0.75 per unit. Each unit consists of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of CAD$1.20 for a period of three years. During the three months ended September 30, 2021, the Company received $1,920 of cash proceeds in advance of the closing of the financing, which has been recognized as deferred share issuance proceeds in the unaudited Condensed Interim Consolidated Statement of Financial Position as at September 30, 2021 (note 16).

On April 30, 2021, the Company filed a preliminary short form base shelf prospectus (the “Prospectus”) with the securities commissions in all provinces in Canada and the Securities and Exchange Commission in the United States to maintain financial flexibility as it advances its projects in Canada. The final Prospectus was filed on May 10, 2021. The Prospectus will allow the Company to offer and issue up to $200 million of common shares, subscription receipts, warrants, units, or any combination of such securities during the 25-month period that the Prospectus is effective.

Management plans to continue to secure the necessary financing through a combination of equity financing and/or disposition of mineral properties, however, the ability to continue as a going concern remains dependent upon its ability to obtain sufficient financing necessary to continue to fund its mineral properties. These conditions create a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

These unaudited condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. These unaudited condensed interim consolidated financial statements do not give effect to adjustments to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	5

Response to COVID-19

The situation in Canada regarding COVID-19 remains fluid and permitted activities are subject to change. The Company is continually monitoring the situation, along with provincial and government guidelines, and allowing work to be undertaken once it is confident that it is safe for its employees and stakeholders to do so. The Company continues to have full access to its properties in Canada and measures have been taken to enhance the safety of employees and contractors at all active sites, including COVID-19 screening of all on-site employees. At the Company’s Eau Claire project in Québec, all on-site employees have participated in the vaccination program and have received both doses. In addition to the COVID-19 screening of all on-site employees implemented in 2020, the Company was approved by l'institut national de santé publique du Québec for on-site Rapid Testing for COVID-19 which was implemented in April 2021. Québec’s COVID-19 relief program ended on April 1, 2021, and all work and reporting requirements are now in force.

Operations in Nunavut for 2021 continue to be subject to COVID-19 protocols and travel restrictions. On April 16, 2021, the Government of Nunavut announced that all rotational workers traveling in and out of the Territory were eligible to receive the Moderna COVID-19 vaccine in one of the communities. Currently, all travellers require an exemption from the public health officer of Nunavut prior to travel into the Territory, either through evidence of double vaccination status or evidence of direct travel to remote regions with no interaction with Nunavut Hamlets or Nunavummiuts. As part of the preparation for the drill program undertaken at Committee Bay in the third quarter of 2021, the Company implemented certain protocols at site to ensure safe operations in the Territory including increased cleaning and sanitation; rapid COVID-19 testing; and an isolation facility for symptomatic personnel. Additionally, all workers were required to provide the Company with a completed self-assessment form and evidence of a negative COVID test 48 hours prior to travel to site.

In April 2021, British Columbia implemented restrictions on non-essential travel between health regions. Currently, mining and exploration have been deemed essential and any work plans for Homestake Ridge project in 2021 will be subject to approval of a COVID-19 plan by the Chief Provincial Health Officer.

Note 2: Basis of presentation

Statement of compliance

These unaudited condensed interim consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the Company’s annual consolidated financial statements (the “consolidated financial statements”) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) have been condensed or omitted herein. Accordingly, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.

These interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 12, 2021.

Basis of preparation and consolidation

These interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the Company’s returns. The Company’s interim results are not necessarily indicative of its results for a full year.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	6

The principal subsidiaries (with a beneficial interest of 100% and a Canadian Functional currency) of the Company at September 30, 2021 were as follows:

Subsidiary	Place of incorporation
North Country Gold Corp. (“North Country”)	BC, Canada
Homestake Resource Corporation (“Homestake”)	BC, Canada
Eastmain Resources Inc. (“Eastmain”)	ON, Canada
Eastmain Mines Inc. (“Eastmain Mines”)(a)	Canada
Homestake Royalty Corporation (inactive)	BC, Canada

(a) Company incorporated federally in Canada.

These interim financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value (note 15). All amounts are expressed in thousands of Canadian dollars unless otherwise noted. Reference to US$ are to United States dollars. All intercompany balances and transactions have been eliminated.

Share consolidation

On October 9, 2020, pursuant to the acquisition of Eastmain, the Company consolidated the 112,340,434 common shares outstanding as of that date to 75,900,000 common shares and the exercise price of share options issued prior to that date were adjusted downwards by $0.95 to reflect the fair value of the Peruvian projects allocated to the Spincos (note 3). As such, all share and per share data presented in these interim financial statements have been retroactively adjusted to reflect the share consolidation unless otherwise noted.

Critical accounting estimates, judgements, and policies

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s interim financial statements for the three and nine months ended September 30, 2021, the Company applied the critical accounting judgements and estimates and accounting policies disclosed in notes 2 and 3, respectively, of its consolidated financial statements for the year ended December 31, 2020, except as noted below:

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 16% for eligible losses under the Québec Mining Duties Act and a refundable resource investment tax credit of 31% under the Québec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Québec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the nine months ended September 30, 2021, the Company received a refund of $1,717, consisting of $1,670 principal and $47 interest (nine months ended September 30, 2020 – nil), classified as income tax recovery on the unaudited condensed Interim Consolidated Statements of Loss and Comprehensive Loss.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	7

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2021. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company's consolidated financial statements once adopted.

Segmented information

The Company’s operating segments are reviewed by the key decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties, and in one geographical location, Canada.

Prior to October 9, 2020, the Company also held secured rights to various mining concessions in southern Peru. These projects were transferred to the Spincos as part of the arrangement agreement to acquire Eastmain (note 3).

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	8

 Note 3: Acquisition of Eastmain and transfer of Peruvian properties

Acquisition of Eastmain

On October 9, 2020, the Company acquired Eastmain, including its principal asset, the 100%-owned Eau Claire gold project located in James Bay, Québec, by issuing 34,100,000 shares of the Company to the Eastmain shareholders with a total fair value of $124,169. Acquisition costs of $3,029 and the expense of $3,450 arising from 1,570,754 share options and 1,297,591 warrants issued to former Eastmain share option and warrant holders were included in the total purchase price. The key net assets acquired included marketable securities ($1,662) and mineral property interests in Québec ($125,606), offset by accounts payable and accrued liabilities ($1,203) and a provision for site reclamation and closure ($1,849).

The Eastmain purchase price of $124,169 was calculated on the basis of the market capitalization of Auryn on October 9, 2020, adjusted for the fair value of the Peruvian assets distributed to the Spincos as of that date. The fair value of the Peruvian assets was determined through a valuation assessment undertaken by an independent specialist. Calculation of the fair value required application of significant judgment with regards to the determination of the probability of economic recoverability (see note 3i of the Company’s consolidated financial statements for the year ended December 31, 2020).

Spin off of Peruvian exploration projects

In 2020, the Company accounted for the transfer of the Peruvian exploration projects to the Spincos as a common control transaction based on the carrying value of the investments in the Peruvian subsidiaries and certain intercompany loans held by Fury Gold at the transaction date. This transfer is presented as a discontinued operation in these interim financial statements and comparative figures for the three and nine months ended September 30, 2020, have been restated, where applicable.

The loss from the discontinued operations for the three and nine months ended September 30, 2020 was as follows:

	Three months ended	Nine months ended
	September 30, 2020	September 30, 2020
Operating expenses:
Exploration and evaluation costs (note 9)	$1,494	$2,892
Fees, salaries and other employee benefits	92	243
Legal and professional fees	38	101
Office and administration	26	92
	1,650	3,328
Other expenses:
Project investigation costs	(20)	136
Foreign exchange loss	14	26
	(6)	162
Loss from discontinued operations	$1,644	$3,490

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	9

 Note 4: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2019	$346
Additions(a)	1,764
Unrealized net gain(a)	565
Balance at December 31, 2020	$2,675
Sale of marketable securities(b)	(938)
Realized loss on disposition (b)	(290)
Unrealized net loss	(911)
Balance at September 30, 2021	$536

(a) As part of the acquisition of Eastmain on October 9, 2020, the Company acquired certain shares and warrants in publicly traded entities valued at $1,662 (note 3). The change in fair value for the acquired securities recognized during the year ended December 31, 2020 was calculated for the period from deemed acquisition date of October 9, 2020 to December 31, 2020 and is included in unrealized net gain.

(b) During the three months ended September 30, 2021, the Company sold 1,481,177 common shares of Benz Mining Corp (“Benz Mining”) for total proceeds of $938. Upon disposition, the Company realized a loss of $290, representing the decline in market value from the deemed date of acquisition of the shares on October 9, 2020, under the acquisition of Eastmain (note 3), to date of disposal. As at September 30, 2021, the Company held 100,000 common shares of Benz Mining. Subsequently, on October 21, 2021, the Company received 174,658 common shares of Benz Mining in respect of an option payment on certain mineral properties (note 5).

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	10

Note 5: Mineral property interests

The Company’s principal resource properties are located in Canada and prior to October 9, 2020, in Peru (note 3).

Québec

Pursuant to the acquisition of Eastmain in October 2020, the Company acquired interests in 12 properties within the James Bay region of Québec (note 3). The principal projects acquired were:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres (“km”) northeast of Hydro Québec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800 km north of Montreal, in the Eeyou Istchee James Bay region of Québec. The property consists of map-designated claims totaling approximately 233 square kilometres (“km2”).

Eastmain Mine

The Eastmain Mine project hosts the Eastmain Mine gold deposit. The past-producing Eastmain Mine project comprises 152 mineral claims and an industrial lease. Located on the eastern most part of the Upper Eastmain River Greenstone Belt of the James Bay region of northern Québec, the property covers approximately 80 km2 of highly prospective terrain.

In 2019, Benz Mining entered into an option agreement with Eastmain to allow Benz Mining the option to earn a 75% interest in the Eastmain Mine property in return for making option payments of $2,320 between October 2019 and October 2023, and incurring exploration expenditures of $3,500 on the property. The option payments may be settled in both cash and shares. Upon completion of the first option to earn 75%, Benz Mining may acquire the remaining 25% interest upon payment of $1,000 upon closing of project financing, and $1,500 upon commencement of commercial production. This option agreement was subsequently amended in April 2020 to grant Benz Mining the option to earn up to 100% of the Ruby Hill properties located to the west of the Eastmain Mine project. The Company would retain 1-2% net smelter royalties in respect of the properties option payments pursuant to the amended agreement are due annually in October.

On October 21, 2021, the Company received $150 in cash and 174,658 common shares of Benz with a fair value of $110, in respect of the amended option agreement (2020 - $150 in cash and 124,177 common shares with a fair value of $100).

Éléonore South Joint Venture

The Éléonore South Joint Venture project consists of two separate blocks of map-designated claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Québec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project is a three-way joint venture agreement between Eastmain, Azimut Exploration Inc. (“Azimut”), and Goldcorp Canada Ltd. (“Goldcorp Canada”), a wholly owned subsidiary of Newmont Corporation. Project ownership is based on participation in the funding of annual exploration programs. As such, the project is held by the joint operation partners approximately as follows: Fury Gold 38.12%, Goldcorp Canada 38.11%, and Azimut 23.77%. The Company is currently designated as operator and the 2021 exploration program is funded 50% by the Company and 50% by Goldcorp Canada (note 9a).

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	11

Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid Greenstone Belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

British Columbia

Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to a 2% NSR applicable to the Crown grants. The project covers approximately 7,500 hectares and is located in the Iskut-Stewart-Kisault gold belt in northwestern British Columbia.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	12

Costs capitalized as mineral property interests

The following is a continuity of the Company’s mineral property acquisition costs:

	Québec (a)	Nunavut	British Columbia	Peru(b)	Total
Balance at December 31, 2019	$-	$19,085	$16,060	$4,569	$39,714
Additions	-	-	-	4,246	4,246
Eastmain acquisition, mineral property interests acquired	125,606	-	-	-	125,606
Option payment received(b)	(252)	-	-	-	(252)
Dispositions (note 3)	-	-	-	(8,949)	(8,949)
Change in estimate of provision for site reclamation and closure (note 8)	-	273	-	-	273
Currency translation adjustment	-	-	-	134	134
Balance at December 31, 2020	$125,354	$19,358	$16,060	$-	$160,772
Purchase of Homestake Ridge royalty (c)	-	-	400	-	400
Disposition(d)	(50)	-	-	-	(50)
Change in estimate of provision for site reclamation and closure (note 8)	(221)	(252)	-	-	(473)
Balance at September 30, 2021	$125,083	$19,106	$16,460	$-	$160,649

(a) Peruvian operations were spun out to the Spincos as part of the Eastmain acquisition on October 9, 2020 and are disclosed as discontinued operations in these interim financial statements (note 3).

(b) During the three months ended December 31, 2020, the Company received an option payment comprising $150 cash and 124,177 shares in Benz Mining with a fair value upon date of receipt of $102 for the Ruby Hill property.

(c)
 During the three months ended September 30, 2021, the Company completed the purchase of a corporate 2% NSR on 14 mineral claims on the Homestake Ridge project for $400, comprising a $100 cash payment and 328,767 of common shares in the Company, with a fair value of $300.

(d)
 During the three months ended September 30, 2021, the Company sold certain mineral claims on the Radisson property for $50, payable in 18 months from date of purchase in either cash or common shares, at the election of the purchaser.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	13

Note 6: Leases and right-of use assets

On October 9, 2020, as part of the Eastmain acquisition, the Company acquired a right-of-use asset (“ROU asset”) for a 5-year lease of office space that commenced on April 1, 2019. At the date of the acquisition, the ROU asset and corresponding lease liability were measured at fair value as part of the purchase price allocation (note 3).

Effective January 1, 2021, the Company amended the lease agreement, expanding the floor space and extending the term of the current lease by one year. The amendment was accounted for as a separate lease liability and additional ROU asset, with the original lease and ROU asset remaining unchanged. The new ROU asset was measured at the fair value of the lease liability at inception of the lease amendment and will be depreciated over the new lease term of 4.33 years on a straight-line basis. The new lease liability reflects the present value of the additional square footage, discounted over the new lease term at an interest rate of 10%, which approximates the Company’s incremental borrowing rate.

The Company’s ROU assets, recorded in property and equipment, and the corresponding lease liabilities were as follows:

	ROU Assets	Lease Liabilities
Balance at December 31, 2020	$219	$248
Additions	293	293
Depreciation	(100)	-
Interest expense	-	75
Lease payments	-	(132)
Balance at September 30, 2021	$412	$484

	ROU Asset	Lease Liability
Balance at December 31, 2019	$-	$-
Additions	236	259
Depreciation	(17)	-
Interest expense	-	14
Lease payments	-	(25)
Balance at December 31, 2020	$219	$248

	September 30 2021	December 31 2020
Lease liabilities classified as:
Current	$99	$55
Non-current	385	193
	$484	$248

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	14

Note 7: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. In July 2020, in response to the economic impact of COVID-19, the Government of Canada extended the timelines for eligible expenditures from 24 to 36 months.

As a result of the acquisition of Eastmain in October 2020 (note 3), the Company assumed a flow-through share premium liability of $590, representing the remaining expenditures to be incurred on the Québec projects before December 31, 2022, and which was renounced to investors in December 2020. This obligation was extinguished during the three months ended March 31, 2021.

In September 2020, the Company completed an equity financing by raising $23 million through the issuance of 7,750,000 subscription receipts (the “September 2020 Offering”); gross proceeds were held in escrow until the completion of the acquisition on October 9, 2020. Out of the subscription receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17.5 million and were exchanged for Fury Gold common shares designated as flow-through shares, while 2,750,000 subscription receipts were sold as non-flow-through for gross proceeds of $5.5 million and exchanged for Fury Gold common shares. The flow-through proceeds will be used for mineral exploration in Québec. The Company is committed to incur the remaining exploration expenditures of $8,145 (December 31, 2020 – $17,500) before December 31, 2022, which was renounced to investors in December 2020.

The flow-through share funding and expenditures, along with the corresponding impact on the flow-through share premium liability, were as follows:

	Flow-through funding and expenditures				Flow-through
	Québec	Nunavut	British Columbia	Total	premium liability
Balance at December 31, 2019	$-	$24	$-	$24	$7
Flow-through liability assumed	2,391	-	-	2,391	590
Flow-through funds raised	17,500	-	-	17,500	7,500
Flow-through eligible expenditures	(1,812)	(24)	-	(1,836)	(453)
Balance at December 31, 2020	$18,079	$-	$-	$18,079	$7,644
Flow-through eligible expenditures	(9,840)	-	-	(9,840)	(4,113)
Balance at September 30, 2021	$8,239	$-	$-	$8,239	$3,531

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	15

Note 8: Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay project and Québec properties. The components of this obligation are the removal of equipment currently being used at the sites as well as costs associated with the reclamation of the camp housing and work sites on the properties. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions used to calculate the present value of the future estimated cash flows of the Company’s projects are as follows:

■
Undiscounted cash flow obligation for site reclamation of $5,073 (December 31, 2020 – $5,060);

■
Expected timing of future cash flows is based on mining leases expiration, which is between the years 2026 and 2041;

■
Annual inflation rate of 2% (December 31, 2020 – 2%); and

■
Risk-free interest rate of 1.98% (December 31, 2020 – 1.21%).

The present value of the liability for the site reclamation and closure provision for the Company’s projects was as follows:

	Québec	Nunavut	Total
Balance at December 31, 2019	$-	$2,134	$2,134
Provision, assumed on acquisition of Eastmain (note 3)	1,849	-	1,849
Accretion	5	29	34
Change in estimate	-	273	273
Balance at December 31, 2020	$1,854	$2,436	$4,290
Accretion	22	28	50
Change in estimate	(221)	(252)	(473)
Balance at September 30, 2021	$1,655	$2,212	$3,867

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	16

Note 9: Exploration and evaluation cost

For the three and nine months ended September 30, 2021 and 2020, the Company’s exploration and evaluation costs were as follows:

	Québec (a)	Nunavut	British Columbia	Total	Peru(b)
Assaying	$886	$36	$3	$925	$-
Exploration drilling	1,080	569	125	1,774	-
Camp cost, equipment and field supplies	486	194	100	780	-
Geological consulting services	179	270	-	449	-
Geophysical analysis	16	-	-	16	-
Permitting, environmental and community costs	34	58	13	105	-
Expediting and mobilization	19	91	5	115	-
Salaries and wages	489	343	24	856	-
Fuel and consumables	149	51	-	200	-
Aircraft and travel	333	1,071	-	1,404	-
Share-based compensation	58	26	9	93	-
Three months ended September 30, 2021	$3,729	$2,709	$279	$6,717	$-

	Québec	Nunavut	British Columbia	Total	Peru(b)
Assaying	$-	$87	$8	$95	$6
Camp cost, equipment and field supplies	-	71	8	79	248
Geological consulting services	-	-	20	20	198
Geophysical analysis	-	-	-	-	174
Permitting, environmental and community costs	-	25	12	37	733
Expediting and mobilization	-	-	-	-	5
Salaries and wages	-	87	25	112	89
Fuel and consumables	-	-	-	-	7
Aircraft and travel	-	-	-	-	4
Share-based compensation	-	7	2	9	30
Three months ended September 30, 2020	$-	$277	$75	$352	$1,494

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	17

	Québec (a)	Nunavut	British Columbia	Total	Peru(b)
Assaying	$1,983	$76	$19	$2,078	$-
Exploration drilling (c)	3,444	599	125	4,168	-
Camp cost, equipment and field supplies	1,243	316	108	1,667	-
Geological consulting services	438	304	3	745	-
Geophysical analysis	165	-	-	165	-
Permitting, environmental and community costs	156	139	41	336	-
Expediting and mobilization	70	132	5	207	-
Salaries and wages	1,591	423	57	2,071	-
Fuel and consumables	459	86	-	545	-
Aircraft and travel	449	1,073	1	1,523	-
Share-based compensation	332	82	28	442	-
Nine months ended September 30, 2021	$10,330	$3,230	$387	$13,947	$-

	Québec	Nunavut	British Columbia	Total	Peru(b)
Assaying	$-	$107	$24	$131	$16
Exploration drilling	-	26	-	26	-
Camp cost, equipment and field supplies	-	194	24	218	340
Geological consulting services	-	2	193	195	291
Geological analysis	-	-	-	-	174
Permitting, environmental and community costs	-	50	19	69	1,360
Expediting and mobilization	-	5	-	5	10
Salaries and wages	-	282	106	388	465
Fuel and consumables	-	-	-	-	9
Aircraft and travel	-	-	2	2	53
Share-based compensation	-	45	18	63	174
Nine months ended September 30, 2020	$-	$711	$386	$1,097	$2,892

(a) During the three and nine months ended September 30, 2021, the Company incurred exploration and evaluation costs of $340 and $378, respectively (on a 100% basis) at the Éléonore South Joint Venture. 50% of the costs were applied to the advances received for exploration from the joint venture partner Goldcorp Canada. The net 50% of costs borne by the Company are included as exploration and evaluation expenditures for the three and nine months ended September 30, 2021.

(b) Peruvian operations were spun out to the Spincos as part of the Eastmain acquisition on October 9, 2020 and are disclosed as discontinued operations in these interim financial statements (note 3).

(c) Exploration drilling expense incurred at the Homestake Ridge project in the three months ended September 30, 2021, comprised the expensing of a drilling contract deposit of $125.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	18

Note 10: Share capital

Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

Share issuances

Nine months ended September 30, 2021:

i.
During the nine months ended September 30, 2021, 328,767 shares were issued to purchase a 2% royalty interest on the Homestake Ridge project (note 5c).

ii.
During the nine months ended September 30, 2021, 5,834 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.86 for gross proceeds of $5. An amount of $1 attributed to these share options was transferred from the equity reserves and recorded against share capital.

iii.
During the nine months ended September 30, 2021, 101,042 shares were issued as a result of share warrants being exercised with a weighted average exercise price of $1.46 for gross proceeds of $147. An amount of $12 attributed to these share warrants was transferred from the equity reserves and recorded against share capital.

Nine months ended September 30, 2020:

i.
On September 9, 2020, the Company issued 743,187 (1,100,000 pre-consolidation) common shares at a price of $4.29 ($2.90 pre-consolidation) per share as part of the consideration made for the purchase of the Alturas concessions in Sombrero.

ii.
On July 7, 2020, the Company converted the Amended Bridge Loan (Note 15) to 1,318,877 (1,952,084 pre-consolidation) common shares at a price of $2.37 ($1.60 pre-consolidation) per share. Of the aggregate shares issues, 1,266,797 (1,875,000 pre-consolidation) were issued for the $3,000,000 principal loan and 52,080 (77,084 pre-consolidation) were issued in satisfaction of $123,000 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment.

iii.
On February 6, 2020, the Company closed the “February 2020 Offering”, a non-brokered private equity placement, for gross proceeds of $15 million which was closed in two tranches and consisted of 6,333,984 (9,375,000 pre-consolidation) common shares priced at $2.37 ($1.60 pre-consolidation) per share.

Share issue costs related to the February 2020 Offering totaled $239 as at September 30, 2020, and included $59 in commissions and $180 in other issuance costs. A reconciliation of the impact of the February 2020 Offering on share capital was as follows:

	Number of common shares	Impact on share capital
Common shares issued at $2.37 per share	6,333,984	$15,000
Cash share issue costs	-	(239)
Proceeds, net of share issue costs	6,333,984	$14,761

iv.
During the nine months ended September 30, 2020, 1,428,525 (2,114,375 pre-consolidation) shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $2.19 ($1.48 pre-consolidation) for gross proceeds of $3,128,438. An amount of $1,916,955 attributed to these share options was transferred from the equity reserves and recorded against share capital.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	19

Note 11: Share option and warrant reserves

Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the three and nine months ended September 30, 2021, the share-based compensation expense was as follows:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Recognized in net loss from continuing operations and included in:
Exploration and evaluation costs	$93	$9	$442	$63
Fees, salaries and other employee benefits	78	73	1,262	396
	$171	$82	$1,704	$459
Recognized in net loss from discontinued operations	-	34	-	194
Total share-based compensation expense	$171	$116	$1,704	$653

During the three and nine months ended September 30, 2021, the Company granted 1,275,000 and 1,405,000 share options, respectively, to directors, officers, employees and certain consultants who provide certain on-going services to the Company, representative of employee services. The weighted average fair value per option of these share options for the three and nine months ended September 30, 2021, was calculated as $0.56 and $0.56, respectively, using the Black-Scholes option valuation model at the grant date.

During the three and nine months ended September 30, 2020, the Company granted nil and 50,672 share options (nil and 75,000 pre-consolidation), respectively, to directors, officers, and employees. The weighted average fair value per option of these share options was calculated as $1.33 ($0.90 pre-consolidation) using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the three and nine months ended September 30, 2021 and 2020 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Risk-free interest rate	0.96%	-	0.91%	0.39%
Expected dividend yield	Nil	Nil	Nil	Nil
Share price volatility	67%	-	67%	58%
Expected forfeiture rate	0%	-	0%	0%
Expected life in years	4.90	-	4.90	4.90

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	20

Share option plan

The Company maintains a rolling share option plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees, and other service providers. The share options typically vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)(a)
Outstanding, December 31, 2019	5,602,619	$2.96
Granted(b)	5,857,459	2.42
Exercised	(3,228,182)	2.42
Expired	(20,272)	2.90
Forfeited	(70,620)	2.61
Outstanding, December 31, 2020	8,141,004	$2.67
Granted (c)	1,405,000	1.03
Exercised	(5,834)	0.86
Expired	(1,685,048)	3.62
Forfeited	(418,750)	2.04
Outstanding, September 30, 2021	7,436,372	$2.00

(a) The exercise price of issued share options prior to October 9, 2020 were adjusted downwards by $0.95, pursuant to the acquisition of Eastmain, reflecting the fair value of the Peruvian projects allocated to the Spincos (note 3). The above weighted average exercise prices were retrospectively adjusted to reflect this change.

(b) As part of the acquisition, Eastmain’s 14.3 million share options outstanding at October 9, 2020 were converted to approximately 1.6 million of Fury Gold share options for a value of $1,890 (note 3).

(c) On August 26, 2021, 870,000 share options exercisable at $0.93 for a five year term were granted to Mr. Forrester Clark following his appointment as Chief Executive Officer. These options vest over a period of two years with 12.5% vesting every three months. In respect of the predecessor CEO, one million options expired unexercised, of which 375,000 and 625,000 expired during the quarter and after quarter end, respectively.

As at September 30, 2021, the number of share options outstanding was as follows:
	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.95	2,950,030	1.29	3.79	1,645,573	1.51	2.96
$2.05 – $4.37	4,355,074	2.31	3.56	3,269,450	2.39	3.40
$7.54 – $9.00	131,268	7.88	0.67	131,268	7.88	0.67
	7,436,372	2.00	3.60	5,046,291	2.25	3.18

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	21

Share purchase warrants

The number of share purchase warrants outstanding at September 30, 2021 was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding, December 31, 2019	337,813	$2.96
Issued(1)	1,297,591	1.33
Exercised	(8,664)	1.46
Outstanding, December 31, 2020	1,626,740	$1.66
Exercised	(101,042)	1.46
Expired	(440,702)	1.46
Outstanding, September 30, 2021	1,084,996	$1.77

(1) As part of the acquisition of Eastmain in October 2020, 11.1 million warrants were converted to approximately 1.3 million of Fury Gold warrants for a value of $1,560 (note 3).

The following table reflects the warrants issued and outstanding as of September 30, 2021:

Expiry date	Warrants outstanding	Exercise price ($/share)
October 24, 2021	334,993	1.37
March 6, 2022	189,613	1.11
March 9, 2022	222,577	1.11
September 12, 2022	337,813	2.96
Total	1,084,996	1.77

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	22

Note 12: Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

Related parties

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Universal Mineral Services Ltd.(a)
Exploration and evaluation costs:
Québec	$16	$-	$113	$-
Nunavut	13	69	32	186
British Columbia	1	34	17	98
Peru	-	54	-	146
Fees, salaries and other employee benefits	35	55	71	188
Legal and professional fees	11	1	14	12
Marketing and investor relations	7	31	15	92
Office and administration	69	116	167	303
Project investigation costs	-	99	-	134
Total transactions for the period	$152	$459	$429	$1,159

(a)
Universal Mineral Services Ltd. (“UMS”) is a private company with one director in common, Mr. Ivan Bebek. UMS provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing due notice.

The outstanding balance owing at September 30, 2021, was $311 (December 31, 2020 – $109) which is included in accounts payable. In addition, the Company had $150 on deposit with UMS as at September 30, 2021 (December 31, 2020 – $150) and $73 in current prepaids (2020 - nil) representing certain geological software licenses purchased on behalf of the Company by UMS, and which are amortized over twelve months.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	23

Key management personnel

Pursuant to the acquisition of Eastmain and the creation of Fury Gold in October 2020, key management personnel was redefined by the Company to include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

The remuneration of the Company’s directors and other key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Short-term benefits provided to executives(a)(b)	$215	$248	$764	$1,571
Directors’ fees paid to non-executive directors	51	196	157	269
Share-based payments(b)	(66)	64	988	444
Total(c)	$200	$508	$1,909	$2,284

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the unaudited condensed interim consolidated statement of financial position, and other annual employee benefits.

(b) As a result of the acquisition of Eastmain and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold until April 2021. For the three and nine months ended September 30, 2021, $nil and $96 of short-term benefits (three and nine months ended September 30, 2020 – $nil), respectively, and $nil and $54 of share-based payment expense (three and nine months ended September 30, 2020 – $nil), respectively, were recognized in the unaudited condensed interim consolidated statement of loss and comprehensive loss in respect of these transition arrangements.

(c) The renumeration for key management personnel for the three and nine months ended September 30, 2020 is comprised of those individuals who were key management personnel as at September 30, 2020 and is the combined total for both continuing operations and the discontinued operation of the Peru properties transferred to the Spincos (note 3).

Note 13: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Accounts receivable	$33	$(521)	$429	$(722)
Prepaid expenses and deposits	(442)	(1,132)	(455)	(1,114)
Accounts payable and accrued liabilities	3,149	(538)	3,099	(197)
Change in non-cash working capital	$2,740	$(2,191)	$3,073	$(2,033)

Operating activities include the following cash received:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Income taxes refunded (note 2)	$-	$-	$1,717	$-

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	24

 Note 14: Loss per share

For the three and nine months ended September 30, 2021 and 2020, the weighted average number of shares outstanding and loss per share from continuing operations were as follows:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Loss for the period from continuing operations	$7,507	$1,818	$16,492	$5,421
Loss for the period	7,507	3,462	16,492	8,911
Weighted average number of shares outstanding	117,941,454	72,758,821	117,888,555	70,392,736
Basic and diluted loss per share from continuing operations	$0.06	$0.02	$0.14	$0.08
Basic and diluted loss per share	$0.06	$0.05	$0.14	$0.13

All of the outstanding share options and share purchase warrants at September 30, 2021 and 2020 were anti-dilutive for the periods then ended as the Company was in a loss position.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	25

Note 15: Financial instruments

The Company’s financial instruments as at September 30, 2021 consisted of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial assets and liabilities by categories

	At September 30, 2021			At December 31, 2020
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$2,596	$-	$2,596	$15,361	$-	$15,361
Marketable securities	-	536	536	-	2,675	2,675
Accounts receivable	76	-	76	-	-	-
Deposits	418	-	418	243	-	243
Total financial assets	3,090	536	3,626	15,604	2,675	18,279
Accounts payable and accrued liabilities	5,359	-	5,359	3,280	-	3,280
Total financial liabilities	$5,359	$-	$5,359	$3,280	$-	$3,280

Bridge loan

In February 2020, the Company amended the original Bridge Loan (“Amended Bridge Loan”) to provide mutual conversion rights to the lender and the Company, and also reduce the annual interest rate from 10% to 5% from the date of amendment. The Amended Bridge Loan was identified as a compound instrument. The Company used the residual method to determine the allocation of the Amended Bridge Loan between the liability and equity component by first determining the fair value of the debt ($2,912), discounted at an effective interest rate of 18%, and allocating the residual value, net of deferred taxes, to the equity component ($154). The loss on derecognition of the original Bridge Loan was $159.

In July 2020, the Amended Bridge Loan was converted to 1,318,877 (1,952,084 pre-consolidation) common shares at a price of $2.37 ($1.60 pre-consolidation) per share for the $3 million principal loan and the $123 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment. The balance of the interest on the loan, that accrued at a rate of 5% per annum, was then settled in cash to the lender. The loss on derecognition of the Amended Bridge Loan was $65.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	26

Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the period.

The Company’s financial instruments measured at fair value on a recurring basis were as follows:

	At September 30, 2021		At December 31, 2020
	Level 1	Level 2(1)	Level 1	Level 2(1)
Cash	$2,596	$-	$15,361	$-
Marketable securities	250	286	2,165	510

(1) Marketable securities included in level 2 include warrants that are valued using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates.

As at September 30, 2021, there were no financial assets or financial liabilities measured and recognized on the unaudited condensed interim consolidated statement of financial position at fair value that would be categorized as level 3 in the fair value hierarchy.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	27

Financial instruments and related risks

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at September 30, 2021, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at September 30, 2021, the Company had unrestricted cash of $2,596, including $1,920 of deferred share issuance proceeds, (December 31, 2020 – unrestricted cash of $15,361), working capital deficit of $6,266 (December 31, 2020 – working capital of $8,353), which the Company defines as current assets less current liabilities, and an accumulated deficit of $156,451 (December 31, 2020 – $139,959). The Company notes that the flow-through share premium liability, which reduced the Company’s working capital by $3,531 (December 31, 2020 – $7,644), is not settled through cash payment. Instead, the flow-through share premium liability will be drawn down as the Company incurs exploration expenditures for the Eau Claire project. During the three and nine months ended September 30, 2021, Fury Gold incurred a loss of $7,507 and $16,492 (three and nine months ended September 30, 2020 – $3,498 and $8,947), respectively, and expects to continue to incur operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 Years	At September 30 2021	At December 31 2020
Accounts payable and accrued liabilities	$5,359	$-	$-	$5,359	$3,280
Québec flow-through expenditure requirements	8,239	-	-	8,239	18,079
Undiscounted lease payments	182	374	111	667	762
Other	315	-	-	315	-
Total	$14,095	$374	$111	$14,580	$22,121

Additionally, the Company is obligated to pay in perpetuity an annual payment of $50 pursuant to certain royalty arrangements on the Homestake Ridge project. The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. In 2021, the Company estimates expenditures of $470 in respect of these claims and leases at the Company’s projects. Cash payments of $nil and $266 were made during the three and nine months ending September 30, 2021, respectively, in respect of these mineral claims, with $186 recognized in prepaid expenses as at September 30, 2021 (December 31, 2020 – $65).

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	28

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.
Currency Risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	At September 30 2021	At December 31 2020
Financial assets
US$ bank accounts	$14	$70

Financial liabilities
Accounts payable	(109)	(42)
	$(95)	$(28)

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.
ii.
Price risk

The Company holds certain investments in marketable securities (note 4) which are measured at fair value, being the closing share price of each equity security at the date of the unaudited condensed interim consolidated statement of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the period. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net loss.

 Note 16: Subsequent events

i.
On October 13, 2021, the Company completed a previously announced non-brokered private placement for total gross proceeds of CAD$5,596 by issuing 7,461,450 units at a price of $0.75 per unit. Each unit consists of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of CAD$1.20 for a period of three years. The expiry date of the warrants can be accelerated to 30 days with notice from the Company should the common shares trade after the expiry of the four-month hold period at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

The non-brokered private placement was completed in two tranches, with 5,085,670 units issued on October 6, 2021 for gross proceeds of CAD$3,814 and 2,375,780 units issued on October 13, 2021 for gross proceeds of CAD$1,782.

Certain of the proceeds were received in advance of the closing date, therefore $1,920 was recognized as deferred share issuance proceeds as at September 30, 2021.

ii.
On October 5, 2021, the Company received cash proceeds of $185 in respect of a favourable court judgment following Eastmain’s legal objection to certain disallowed expenditures for the years 2007-2010 which had been excluded from a mineral tax refund in Quebec.

Fury Gold Mines Limited Notes to Q3 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	29